UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 7 to Registration Statement on
FORM 8-A

FOR REGISTRATION OF CERTIAN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

RealNetworks, Inc.
(Exact name of registrant as specified in its charter)

Washington	91-1628146
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

1501 First Avenue South, Suite 600
Seattle, Washington 98134
(Address of principal executive offices) (Zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Series A Preferred Stock, par value $0.001 per share	The NASDAQ Stock Market LLC
If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☑

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☐

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act: None.

The undersigned registrant hereby amends the following items, exhibits or other portions of its Registration Statement on Form 8-A filed with the Securities and Exchange Commission on December 14, 1998, as amended on June 16, 1999, February 7, 2000, June 8, 2000, December 3, 2008, April 15, 2016, and February 28, 2018, as set forth below.
Item 1. Description of Registrant's Securities to be Registered.

On November 30, 2018, RealNetworks, Inc. (the “Company”) entered into the Second Amended and Restated Shareholder Rights Plan (the “Second A&R Rights Agreement”) with Computershare, Inc. (“Computershare”), which amended and restated the Amended and Restated Shareholder Rights Plan (as amended, the “A&R Rights Agreement”) between the Company and Computershare (as successor-in-interest to Computershare Shareowner Services LLC (f/k/a Mellon Investor Services LLC)), dated December 2, 2008. The primary purpose of the Second A&R Rights Agreement is to extend the Final Expiration Date (as defined below) to December 2, 2023. For convenience, a summary of the terms of the Second A&R Rights Agreement is set forth below.

The Board of Directors of the Company (the “Board”) previously declared a dividend of one right (a “Right”) to purchase one one-thousandth share of the Company’s Series A Preferred Stock, par value $0.001 per share (“Series A Preferred”), for each share of Common Stock, par value $0.001 per share (“Common Shares”), of the Company that was outstanding as of the close of business on December 14, 1998 (the “Record Date”). The Second A&R Rights Agreement is the legal document that governs the Rights.
Rights Evidenced by Common Share Certificates
The Rights will not be exercisable until the Distribution Date (defined below). Certificates for the Rights (“Rights Certificates”) will not be sent to shareholders and the Rights will attach to and trade only together with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date (and all Common Shares issued after the Record Date) will evidence the Rights related thereto. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender or transfer of any certificates for Common Shares outstanding as of the Record Date (and all Common Shares issued after the Record Date), even without notation or a copy of the Summary of Rights being attached thereto, also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate.
Distribution Date
Subject to certain limited exceptions, the Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth business day (or such later date as may be determined by the Board) after a person or group of affiliated or associated persons (“Acquiring Person”) has acquired, or obtained the right to acquire, Beneficial Ownership (as defined in the Second A&R Rights Agreement) of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Board) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company’s then outstanding Common Shares. The earlier of such dates is referred to as the “Distribution Date.”
Notwithstanding the foregoing, the Second A&R Rights Agreement permits (i) Ariel Investments, LLC, a Delaware limited liability company (“Ariel”), together with all of its Affiliates (as defined in the Second A&R Rights Agreement) and Associates (as defined in the Second A&R Rights Agreement), to acquire up to 19.9% and (ii) Robert Glaser to acquire up to 38.5% (excluding any shares of the Company’s common stock for which Mr. Glaser otherwise becomes the Beneficial Owner (as defined in Rights Agreement) upon the vesting or exercise of any stock options or other stock-based awards granted to Mr. Glaser in connection with his employment with the Company), in each case, without causing a separation of the Rights from the Common Shares.

Issuance of Rights Certificates; Expiration of Rights
As soon as practicable after the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) December 2, 2023 (the “Final Expiration Date”) or (ii) redemption or exchange of the Rights as described below.
Initial Exercise of the Rights
Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive one one-thousandth share of the Series A Preferred upon exercise and the payment of an exercise price of $30.00 (the “Exercise Price”), subject to adjustment.
Right to Buy Company Common Shares
Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains Beneficial Ownership of 15% or more of the then-outstanding Common Shares, then each holder of a Right that has not previously been exercised (other than Rights that are Beneficially Owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to twice the Exercise Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.
Right to Buy Acquiring Company Shares
Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains Beneficial Ownership of 15% or more of the then-outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right that has not previously been exercised (other than Rights that are Beneficially Owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to twice the Exercise Price.
Exchange Provision
At any time after an Acquiring Person obtains Beneficial Ownership of 15% or more of the then-outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the then-outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by the Acquiring Person), in whole or in part, at an exchange ratio of one Common Share per Right.
Redemption
At any time on or prior to (i) the fifth day following the acquisition of Beneficial Ownership of 15% or more of the then-outstanding Common Shares by an Acquiring Person (or such later date as may be determined by action of the Board and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.
Adjustments to Prevent Dilution
The Exercise Price, the number of Rights, and the number of Series A Preferred or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Second A&R Rights Agreement. With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price.

Cash Paid Instead of Issuing Fractional Shares
No fractional shares of Series A Preferred less than one-thousandth of a share of Series A Preferred will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on an amount equal to the current market value of a Preferred Share, which shall be (x) one thousand multiplied by (y) the closing price of a Common Share for the trading day immediately prior to the date of such exercise.
No Shareholders’ Rights Prior to Exercise
Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.
Amendment of Second A&R Rights Agreement
The terms of the Rights and the Second A&R Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Second A&R Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities, correct or supplement the provisions of the Second A&R Rights Agreement, shorten or lengthen any time period under the Second A&R Rights Agreement or to make changes that do not adversely affect the interests of Rights holders (other than the Acquiring Person).
Rights and Preferences of the Series A Preferred
Each one one-thousandth of a share of Series A Preferred has rights and preferences substantially equivalent to those of one Common Share.
No Voting Rights
Rights will not have any voting rights.
The foregoing summary of the terms of the Second A&R Rights Agreement is a general description only. It does not purport to be complete and is qualified in its entirety by reference to the Second A&R Rights Agreement. A copy of the Second A&R Rights Agreement is attached as Exhibit 4.1 to this Current Report on Form 8-K and is incorporated by reference.
Item 2. Exhibits.

Exhibit No.	Description

4.1
Second Amended and Restated Shareholder Rights Plan, dated as of November 30, 2018, by and between RealNetworks, Inc. and Computershare Inc., including the form of Certificate of Designation, the form of Rights Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively. (Incorporated by reference to the corresponding exhibit to the Current Report on Form 8-K filed by RealNetworks, Inc. with the Securities and Exchange Commission on November 30, 2018.)

SIGNATURE
Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

REALNETWORKS, INC.

By:	/s/ Michael Parham
Michael Parham
Senior Vice President, General Counsel and Corporate Secretary
Dated: November 30, 2018

EXHIBIT INDEX

Exhibit No.	Description

4.1
Second Amended and Restated Shareholder Rights Plan, dated as of November 30, 2018, by and between RealNetworks, Inc. and Computershare Inc., including the form of Certificate of Designation, the form of Rights Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C, respectively. (Incorporated by reference to the corresponding exhibit to the Current Report on Form 8-K filed by RealNetworks, Inc. with the Securities and Exchange Commission on November 30, 2018.)